Ex. 4(r)

Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

Weyerhaeuser Company, a Washington corporation (“Weyerhaeuser”, the “Company”, “we” or “our”), currently has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: the Company’s common shares, par value $1.25 per share (“Common Shares”). The following summary includes a brief description of the Common Shares as well as certain related information.

The following summary describes some of the general terms and provisions of the Common Shares, does not purport to be complete and is subject to, and qualified in its entirety by, the full text of our Articles of Incorporation, as amended on June 19, 2013 (the “Articles of Incorporation”), our Amended and Restated Bylaws, as amended on August 23, 2018 (the “Bylaws”). For additional information please refer to the Articles of Incorporation and the Bylaws, each of which are filed as exhibits to our Annual Report on Form 10-K, and applicable provisions of the Washington Business Corporation Act.

Description of Common Shares

General

The authorized capital stock of Weyerhaeuser Company consists of:

•	1,360,000,000 common shares having a par value of $1.25 per share (the “Common Shares”);

•	7,000,000 preferred shares having a par value of $1.00 per share, issuable in series (the “Preferred Shares”); and

•	40,000,000 preference shares having a par value of $1.00 per share, issuable in series (the “Preference Shares”).

Our Common Shares are traded on the New York Stock Exchange under the symbol “WY.” Computershare Investor Services serves as transfer agent and registrar of the Common Shares. Our Common Shares do not carry any preemptive rights enabling a holder to subscribe for or receive any additional securities that we may issue from time to time. No conversion rights, redemption rights or sinking fund provisions are applicable to our Common Shares. The rights of holders of Common Shares will be subject to the rights of holders of any Preferred Shares and any Preference Shares that may be issued and outstanding from time to time. Our Board of Directors can authorize the issuance of Preferred Shares and Preference Shares without shareholder approval. Such issued shares could have voting, conversion and other rights that could adversely affect the rights of holders of Common Shares. Our Board of Directors also could authorize the issuance of additional Common Shares from time to time without shareholder approval.

Dividends

The holders of our Common Shares are entitled to receive such dividends as may be declared by our Board of Directors out of funds legally available for distribution. These dividends may be paid only out of funds remaining after full cumulative dividends upon all outstanding Preferred Shares and Preference Shares have been paid or set apart for payment for all past dividend periods and the then current dividend period.

Liquidation Rights

Upon any voluntary or involuntary liquidation of Weyerhaeuser, our assets must be used in the following order of priority:

•	payment of or provision for all of our debts and liabilities;

•	payment of all sums to which the Preferred Shares or Preference Shares may be entitled; and

•	distribution ratably to holders of our Common Shares the remaining assets of Weyerhaeuser.

Voting Rights

The holders of Common Shares currently possess exclusive voting rights on all matters submitted to our shareholders. However, holders of our Preferred Shares and Preference Shares would have special voting rights with respect to the election of directors in the event that we fail to pay dividends thereon in an amount equal to at least six quarterly dividends. In addition, our Board of Directors may also specify other voting rights with respect to Preferred Shares or Preference Shares that may be issued in the future. Each holder of Common Shares is entitled to one vote per share with respect to all matters. There is no cumulative voting in the election of directors, which means that the holders of a majority of the shares entitled to vote for the election of our directors can elect all of our directors then standing for election. Our Articles of Incorporation provide that our Board of Directors must consist of not fewer than nine nor more than 13 directors. The exact number of directors is fixed from time to time by resolution adopted by our Board of Directors.

Restrictions on Ownership and Transfer of Capital Stock

Weyerhaeuser elected to be taxed as a REIT commencing with its taxable year ending December 31, 2010. To continue to qualify for taxation as a REIT, we must comply with certain provisions of the Internal Revenue Code of 1986, as amended (the “Code”). In general, to qualify for taxation as a REIT no more than 50% in value of our capital stock may be owned by five or fewer “individuals” (as defined in the Code) at any time during the last half of a taxable year, and our Common Shares must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. The Articles of Incorporation provide for certain restrictions regarding the ownership and transfer of our capital stock to protect us from losing our status as a REIT.

Provisions of Washington Law Applicable to Capital Stock

Washington law contains provisions that could delay, deter or prevent a change in control of Weyerhaeuser. Washington law provides that if a person or group of persons (an “acquiring person”) beneficially acquires the voting shares entitled to cast votes comprising ten percent or more of the voting power of a target Washington corporation, such as Weyerhaeuser, the target corporation may not enter into a “significant business transaction” with the acquiring person or affiliate or associate of the acquiring person for a period of five years, unless the transaction is approved (i) by a majority of the members of the board of directors of the target corporation prior to the acquisition of such shares by the acquiring person or (ii) after the acquiring person’s acquisition of such shares, by a majority of the members of the board of directors of the target corporation and at an annual or special meeting of shareholders by two-thirds of the votes entitled to be cast by the outstanding voting shares of the target corporation, except for the shares beneficially owned by or under the voting control of the acquiring person.

Washington law further provides that, except for transactions approved as described above, a target corporation may not engage at any time in a merger, share exchange or consolidation with an acquiring person or its affiliate or associate, or liquidate or dissolve pursuant to an agreement with an acquiring person, unless either (i) the aggregate consideration received by the shareholders of the target corporation is at least equal to the market value of such target corporation’s shares at certain defined points in time and the consideration is paid promptly in cash to the shareholders or (ii) the transaction is approved at a meeting of the target corporation’s shareholders no earlier than five years after the acquisition of ten percent or more of such target corporation’s voting stock by the acquiring person, which approval must be by the votes of a majority of shareholders entitled to be counted within each voting group of shareholders entitled to vote separately on the transaction with any shares owned by the acquiring person not allowed to be voted.

“Significant business transaction” is defined under Washington law to include, among other types of transactions: (a) a merger, share exchange or consolidation of a target corporation with the acquiring person; (b) a sale, lease, exchange, mortgage, pledge, transfer, or other disposition or encumbrance, whether in one transaction or a series of transactions, to or with such acquiring person of assets having an aggregate market value equal to five percent or more of (i) the aggregate market value of all the assets of a target corporation on a consolidated basis, (ii) the aggregate market value of all outstanding shares of a target corporation on a consolidated basis, or (iii) the earning power or net income of a targeted corporation on a consolidated basis; (c) the termination of five percent or more of the employees of a target corporation or its subsidiaries employed in the State of Washington, whether at one time or over a period of five years as a result of the acquiring person’s acquisition of ten percent or more of the shares of such target corporation; (d) the liquidation or dissolution of a target corporation pursuant to an agreement with an acquiring person; or (e) a reclassification of securities, including without limitation, any shares split, shares dividend, or other distribution of shares in respect of stock, or any reverse shares split or recapitalization of a target corporation, or a merger or consolidation of a target corporation with one of its subsidiaries pursuant to an agreement with an acquiring person that has the effect, directly or indirectly, of increasing the proportionate ownership by the acquiring person of outstanding shares of a class or series of voting shares or securities convertible into voting shares of such target corporation or its subsidiary.

Transactions that do not comply with the above-described requirements are void under Washington law. These provisions of Washington law may discourage transactions that otherwise could provide for the payment of a premium over prevailing market prices for our capital stock and also could limit the price investors are willing to pay for shares of our capital stock.